SEC 1746 (03-00)
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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Guideline Capital, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

40171R 10 9
(CUSIP Number)

Mona Qamar
1408 Dunaire Drive
Bakersfield, California 93312
(Name and Address of Person Authorized to
Receive Notices and Communications)

June 23, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ßß240.13d-1(e), 240.13d-1(f) or240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ß240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person ís initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40171R 10 9

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mona Qamar

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ......

(b) ......

3. SEC Use Only _____________________________________________________________

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________.

6. Citizenship or Place of Organization: United States of America

Number of 7. Sole Voting Power: 4,300,000
Shares Beneficially by         8. Shared Voting Power 4,300,000
Owned by Each Reporting 9. Sole Dispositive Power         4,300,000
Person With 10. Shared Dispositive Power      -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,300,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11):        20%

14. Type of Reporting Person (See Instructions)         IN

Item 1. Security and Issuer.

Common Stock

Guideline Capital, Inc.
1607 NE 41st Ave.
Portland, OR 97232

Item 2. Identity and Background.

(a) Mona Qamar

(b) 1408 Dunaire Drive, Bakersfield, CA 93312

(c) Homemaker

(d)         Mona Qamar has not been convicted in any criminal proceeding during the past five years.

(e)         Mona Qamar has not been a party to a civil proceeding of any kind during the past five years.

(f) USA

Item 3. Source and Amount of Funds or Other Consideration.

The securities have been acquired in connection with a corporate reorganization.

No funds were expended to acquire the shares

Item 4. Purpose of Transaction.

The purpose of the acquisition was to acquire a control position in Guideline Capital, Inc.

Item 5. Interest in Securities of the Issuer.

(a)             4,300,000 shares representing 20% of the issued and outstanding common stock of the issuer.

(b) Sole voting power over 4,300,000 shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With respect to Securities of the
                Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2003 Signature:  /s/ Mona Qamar
                         Name/Title:   Mona Qamar, Shareholder

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)